NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2018
(in thousands, except units data)
(Confidential Treatment Requested)

ASSETS

Cash	$	17,144
Cash segregated in compliance with federal and other regulations		1,009
Deposits with and receivables due from clearing organizations		26,696
Securities owned		660
Receivables due from affiliates		54,238
Other assets:		
Distribution fees and underwriting revenue receivable		8,860
Advanced commissions		3,209
Deposits with other organizations		1,525
Deferred income taxes		1,819
Unit investment trust revenue receivable		2
		15,415
Total assets	$	115,162

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Sales commissions, distribution fees, and other accounts payable	$	15,278
Due to brokers		58
Accrued expenses and other liabilities:		
Due to affiliates		2,230
Accrued expenses and other liabilities		351
		2,581
Total liabilities		17,917

Member's equity:

Units: $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		23,608
Retained earnings		73,626
Total member's equity		97,245
Total liabilities and member's equity	$	115,162

See accompanying notes to financial statements.